As filed with the U.S. Securities and Exchange Commission on July 10, 2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49650

TORM A/S; THE NASDAQ CAPITAL MARKET
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten common shares* of Torm A/S, par value 0.01 Danish Kroner per share
*Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, TORM A/S certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

By: /s/ Jacob Meldgaard
Date: July 10, 2013	Name: Jacob Meldgaard	Title: Chief Executive Officer